March 7, 1997





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004



Ladies and Gentlemen:

                  We were previously principal accountants for HealthCare Capital Corp. and, pursuant to our Auditors' Report dated October 8, 1996, reported on the consolidated financial statements of HealthCare Capital Corp. (and subsidiaries) as of and for the years ended July 31, 1996 and 1995. Effective December 20, 1996, our appointment as principal accountants was terminated. We have read the statements regarding such termination included under the caption "Experts" pursuant to Item 303(a) of Regulation S-B contained in the Registration Statement on Form SB-2 of HealthCare Capital Corp. dated March 7, 1997, and we agree with such statements.

Yours very truly,


/s/ Shikaze Ralston

Shikaze Ralston




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